UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 12 February 2010

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Sasol confirms expected range of earnings per share for the six months ended 31 December 2009

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/03)
ISIN: ZAE000006896   US8038663006
Share codes: JSE – SOL NYSE – SSL
("Sasol" or "the Company")

Sasol confirms expected range of earnings per share for the six
months ended 31 December 2009

In a trading statement released on 3 December 2009, Sasol advised
shareholders that earnings per share ("EPS") and headline
earnings per share ("HEPS") of the group for the six months ended
31 December 2009 were expected to decrease by at least 45%
compared to the prior comparable period.

As previously stated, HEPS for the first half of the 2009
financial year were at a record high. It was reported that the
expected decrease in earnings was mainly due to the significant
strengthening of the rand against the US dollar and a decrease in
average crude oil and product prices compared to the
corresponding six months of the previous reporting period. In
addition, the average oil price achieved during the prior year
comparable period was positively impacted by the effect of oil
hedges which resulted in a net gain of approximately R5 billion.
It was also highlighted that the results may be further impacted
by the potential change in volume variances and the impact of a
stronger rand on closing financial assets and liabilities, as
well as any adjustments resulting from the half year-end closure
process. Volatile market conditions, at the time, precluded the
group from providing a more precise indication of the range of
the earnings decline expected.

Following completion of the half-year closure process, Sasol is
now able to indicate that the reduction in EPS and HEPS is
expected to be between 50% and 55%.

It is emphasised that, as per our previous statement, this
trading update deals only with the first half of the 2009
financial year comparison. The very low earnings base of the
second half of the 2009 financial year will strongly influence a
comparison of the full 2010 financial year's results with 2009
and guidance in this regard will be given in due course.

The above information has not been reviewed or reported on by the
Company's external auditors.

Sasol's interim results for the six months ended 31 December 2009
will be released on Monday, 8 March 2010.

Johannesburg
12 February 2010

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Forward looking statements
 We may in this document make statements that are not historical
facts and relate to analyses and other information based on
forecasts of future results and estimates of amounts not yet
determinable. There are forward- looking statements as defined in
the U.S. Private Securities Litigation Reform Act of 1995. Words
such as "believe", "anticipate", "expect", "intend", "seek",
"will", "plan", "could", "may", "endeavour" and "project" and
similar expressions are intended to identify such forward-looking
statements, but are not exclusive means of identifying such
statements. By their very nature, forward-looking statements
involve inherent risks and uncertainties, both general and
specific, and there are risks that predictions, forecasts,
projections and other forward-looking statements will not be
achieved. If one or more of these risks materialize, or should
underlying assumptions prove incorrect, actual results may be
very different from those anticipated.

The factors that could cause our actual results to differ
materially from the plans, objectives, expectations, estimates
and intentions expressed in such forward-looking statements are
discussed more fully in our annual report under the Securities
Exchange Act of 1934 on Form 20-F filed on 9 October 2009 and in
other filings with the United States Securities and Exchange
Commission. Forward-looking statements apply only as of the date
on which they are made and Sasol does not undertake any
obligation to update or revise any of them, whether as a result
of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 February 2010

By: <u>/s/ N L Joubert</u>
Name: Nereus Louis Joubert
Title: Company Secretary